UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 31, 2026

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk provides update on the ZEUS phase 3 trial in people with ASCVD, CKD and inflammation

Bagsværd, Denmark, 31 July 2026 – Novo Nordisk today announced headline results from the ZEUS cardiovascular outcomes phase 3 trial.

While ziltivekimab demonstrated target engagement and inhibition of the IL-6 pathway, as reflected by expected reductions in free IL-6 and high-sensitivity C-reactive protein (hsCRP) respectively, this did not translate into major adverse cardiovascular events (MACE) risk reduction versus placebo in people with atherosclerotic cardiovascular disease (ASCVD), chronic kidney disease (CKD) and inflammation (hazard ratio, 0.99; 95% confidence interval, 0.88 to 1.11)1.

ZEUS was a double-blind, placebo-controlled trial enrolling over 6,300 people with ASCVD, CKD, and inflammation, as measured by hsCRP levels ≥2 mg/L. The trial evaluated once-monthly ziltivekimab 15 mg versus placebo for reducing the risk of MACE, defined as cardiovascular (CV) death, non-fatal heart attack or non-fatal stroke.

“ZEUS was designed to test whether inhibition of the IL-6 pathway could translate reductions in cardiovascular inflammation into fewer major cardiovascular events. Although ziltivekimab produced the expected biological effect, this did not result in MACE benefits in this population,” said Martin Holst Lange, executive vice president, chief scientific officer and head of Research and Development at Novo Nordisk. “While ziltivekimab did not achieve the MACE benefit we had hoped for, this does not change our strategic commitment to cardiovascular disease. The study provides important scientific evidence that will inform our ongoing cardiovascular research and the development of treatments for patients who continue to face substantial unmet need.”

Overall rates of adverse events (AEs) and serious AEs in people treated with ziltivekimab were similar to those observed with placebo. Consistent with targeting IL-6 inhibition, a higher proportion of people treated with ziltivekimab had serious infections compared to placebo. No difference in all-cause mortality was observed.

The two additional ongoing cardiovascular outcomes trials investigating ziltivekimab in people with heart failure (HERMES) and in people following an acute heart attack (ARTEMIS) are planned to continue and are anticipated to read out in the first half of 2027.

The outcome of ZEUS will not impact Novo Nordisk’s previously communicated adjusted operating profit outlook for 2026 but will result in a non-cash impairment charge in Q3 2026.

Full results of the ZEUS trial will be presented at an upcoming scientific meeting in 2026.

About ziltivekimab

Ziltivekimab is an investigational, fully human monoclonal antibody that targets the IL-6 ligand, a pro-inflammatory cytokine, to reduce cardiovascular inflammation and improve cardiovascular outcomes. It is being developed by Novo Nordisk for conditions such as cardiovascular disease, acute myocardial infarction (AMI) and heart failure with preserved ejection fraction (HFpEF).

About ZEUS

ZEUS – an event-driven cardiovascular outcomes trial investigating efficacy and safety with once-monthly subcutaneous ziltivekimab 15 mg versus placebo on top of standard of care in people with atherosclerotic cardiovascular disease (ASCVD), chronic kidney disease (CKD), and CV inflammation (hsCRP ≥ 2 mg/L).

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 68,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Publication of inside information pursuant to Market Abuse Regulation, Article 17.

Contacts for further information

Novo Nordisk Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
globalmedia@novonordisk.com	lzsk@novonordisk.com

Novo Nordisk Investors:
Michael Novod	Sina Meyer
+45 3075 6050	+45 3079 6656
nvno@novonordisk.com	azey@novonordisk.com

Ida Schaap Melvold	Christoffer Togo Solgaard-Tullin
+45 3077 5649	+45 3079 1471
idmg@novonordisk.com	cftu@novonordisk.com

Alex Bruce	Mads Berner Bruun
+45 3444 2613	+45 3075 2936
axeu@novonordisk.com	mbbz@novonordisk.com

Frederik Taylor Pitter (US)
+1 609 613 0568
fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 45 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: July 31, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer